February 15, 2019

Paul Birkett
Managing Member
AF 2018 NPL A LLC
228 Park Avenue South #67157
New York, NY 10003

       Re: AF 2018 NPL A LLC
           Offering Statement on Form 1-A
           Filed February 13, 2019
           File No. 024-10947

Dear Mr. Birkett:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 13, 2019

Regulation as an Investment Company, page 9

1. Regarding your disclosure here and under "Investment Company Act Limitations" on page 26, we note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
Mortgage Loan Servicing , page 14

2. We note your statement that you have not yet entered into a Mortgage Loan Servicing agreement with a third-party servicer, yet you have redacted names and other information from the agreement you filed as Exhibit 1A-6B. If you have not entered into an
 Paul Birkett
AF 2018 NPL A LLC
February 15, 2019
Page 2
       agreement, it is unclear why you have an agreement with names and other information redacted. If you wish to redact information from a material contract filed with your Form
       1-A, you must follow all of the requirements of Rule 406. Please also see Staff Legal
       Bulletin 1A.
Financial Statements, page 47

3. Please include your financial statements, footnotes, and a current consent (i.e. exhibit 1A-
       11) in your next amendment.
General

4. Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry
       Guide 5.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Michael Henderson at 202-551-3364 or Hugh West, Accounting Branch
Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long, Assistant Director, at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Birkett
                                                             Division of
Corporation Finance
Comapany NameAF 2018 NPL A LLC
                                                             Office of
Financial Services
February 15, 2019 Page 2
cc:       Michael Zimmerman
FirstName LastName